CONSENT OF ARDIT BABOCI

The undersigned hereby consents to the inclusion of information related to the Austin Chalk and Eagle Ford Acreage property in Texas, United States derived from the report titled "Evaluation of Petroleum Reserved of HB2" prepared by McDaniel & Associates Consultants Ltd. dated May 10, 2021 and the reference to the undersigned's name, each of which is included in or incorporated by reference into the Registration Statement on Form 40-F being filed by Alpine Summit Energy Partners, Inc. with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Ardit Baboci
Ardit Baboci (E.I.T.)

Date: October 12, 2021